U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                             FORM 10-SB

             General Form for Registration of Securities
                      of Small Business Issuers
                    Under Section 12(b) or (g) of
                 the Securities Exchange Act of 1934


                    GIRNE ACQUISITION CORPORATION
                   -------------------------------
                   (Name of Small Business Issuer)



          Delaware                                  95-4739150
          --------                                  ----------
 (State or Other Jurisdiction of                  I.R.S. Employer
 Incorporation or Organization)                Identification Number


        1800 Century Park East, Suite 600, Los Angeles, CA 90067
       -----------------------------------------------------------
       (Address of Principal Executive Offices including Zip Code)


                            310/229-5722
                     ---------------------------
                     (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:   None


Securities to be Registered Under Section 12(g) of the Act:

                     Common Stock, $.0001 Par Value
                     ------------------------------
                            (Title of Class)


Information contained in this Registration Statement includes forward-looking statements which can be identified by the use of forward looking terminology such as "believes", "expects", "may", "desires", "will", "should", "projects", "estimates", "contemplates", "anticipates", or any negative or other variations of these or comparable terminology. No assurance can be given that the future results described in the forward-looking statements will be achieved. Such information also includes cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Other factors, such as the general state of the economy, competition, unanticipated business opportunities, availability of financing, government regulation and market acceptance and the like, could also cause actual results to vary materially from the future resultscovered in such forward-looking statements. All other persons are cautioned that any such forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and the actual results may differ materially from those projected. The accompanying information contained in this Registration Statement, including without limitation the information set forth under "Risk Factors", identify important factors that could cause such differences. All subsequent written and oral forward-looking statements attributable to the Company, its subsidiaries or persons acting on their behalf are qualified in their entirety by the foregoing discussion, any related cautionary statements and reference to the reports and statements the Company hereafter files with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.


                                PART I

ITEM 1.  BUSINESS.

      Girne Acquisition Corporation (the "Company") was incorporated on February 3, 1999 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders.

      The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or successfully negotiating a transaction with any target company.

      The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

      There are certain perceived benefits to being a reporting company with a class of publicly traded securities. These are commonly thought to include the following:

      * the ability to use registered securities to make acquisitions of assets or businesses;

      *        increased visibility in the financial community;

      *        the facilitation of borrowing from financial institutions;

      *        improved trading efficiency;

      *        shareholder liquidity;

      *        greater ease in subsequently raising capital;

      *        compensation of key employees through stock options;

      *        enhanced corporate image;

      *        a presence in the United States capital markets.

POTENTIAL TARGET COMPANIES

      A business entity, if any, which might be interested in a business combination with the Company may include the following:

      * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

      * a company that is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

      * a company that wishes to become public with less dilution of its common stock than would occur upon an underwriting;

      * a company that believes it will be able obtain investment capital on more favorable terms after it has become public;

      * a foreign company that desires an initial entry into the United States' securities market;

      * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

      * a company that seeks one or more of the other perceived benefits of becoming a public company.

      A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

      No assurances can be given that the Company will be able to enter into a business combination, that the terms of any such business combination will be favorable to the Company, or that the nature of the business of potential target companies will be satisfactory to the Company's management.

      The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described in this Registration
Statement.   Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement affirming that such shareholders will not sell or otherwise transfer their shares of the Company's common stock except in connection with or following completion of a merger, acquisition or other business combination resulting in the Company no longer being classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management to implement the restrictions contained in the lockup letter agreement.

      The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

RISK FACTORS

      The Company, its business plan and any offering of its securities are subject to numerous risk factors which prospective investors should carefully consider, including the following:

      NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination, although there can be no assurance that an appropriate target company will be located. This may result in the Company incurring a net operating loss, which will increase continuously until the Company can consummate a business combination with such a target company. There is no assurance that the Company can identify an appropriate target company or consummate such a business combination with such appropriate target company.

      SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of a target company that may be identified in the future. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating target companies meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors relating to the target company beyond the Company's control.

      SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial infrastructure than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing an appropriate business combination. Moreover, the Company will compete with numerous other small public companies in the business of seeking merger or acquisition candidates.

      NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger or business combination with, or acquisition of, a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established any minimum length of operating history or specified level of earnings, assets, net worth or other criteria which a target company must have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, and/or which has operating losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

      CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has entered into a written employment agreement with the Company that does not obligate him to devote his full time and attention exclusively to the business and affairs of the Company. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, the loss of the services of this individual would adversely affect achievement of the Company's business plan and its likelihood of continuing operations.

      CONFLICTS OF INTEREST--GENERAL. The Company's sole officer and director participates in other business ventures which may compete directly with the Company's proposed or future business. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger or other business combination with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM
5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

      REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable business combination by the Company. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the applicable reporting requirements of the Exchange Act require such audited financial statements.

      LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger, business combination or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in negotiating satisfactory terms and conditions and consummating any such business combination.

      LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity, which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

      REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar, as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of the Investment Company Act could subject the Company to material adverse consequences.

      PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

      REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. Currently, the Company's primary plan of operation is to consummate a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

      TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies and/or their shareholders, in certain instances, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to the Company, any target company and their respective shareholders; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which might have an adverse effect on the parties to the transaction and make more difficult the consummation of a business combination with a target company.

      REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management anticipates that the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain representations as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further representations that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents, however, there can be no assurance in such circumstances that such audited financial statements will be provided or that the results of operations will not so materially differ.

     POSSIBLE PRICE VOLATILITY. Although it is impossible to predict the nature of any secondary trading market for the Company's common stock that may arise in the future, the market prices for securities of emerging companies historically have been highly volatile. Subsequent to consummation of a business combination and the development of any trading market, if any, future announcements concerning the Company or its competitors, including the results of testing, technological innovations or new commercial products, government regulations and developments concerning proprietary rights or litigation may have a significant impact on the price of the Company's securities in any such secondary trading.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of the Company's Common Stock in any secondary market arising following consummation of a business combination could adversely affect the market price of the Common Stock. The 750,000 shares of Common Stock issued to the Company's sole director and officer are eligible and the 4,250,000 shares of Common Stock issued to TransGlobal Financial Corporation will become eligible for sale in the publlic market, subject to compliance with Rule 144 under the Act. Rule 144 generally provides that beneficial owners of shares who have held such shares for one (1) year may sell within a three-month period a number of shares not exceeding the greater of one percent of the total outstanding shares or the average trading volume of the shares during the four calendar weeks preceding such sale. The 750,000 shares issued to the Company's sole officer and director were issued pursuant to Rule 701 under the Act which does not impose the one (1) year holding period otherwise imposed under Rule 144. These 750,000 shares could be sold in accordance with Rule 144 commencing 90 days from the date of this Registration Statement at various times thereafter. There can be no assurance that sales of these securities will not depress the price of the Company's common stock or otherwise adversely affect any secondary market that might arise subsequent to consummation of any business combination.

     NO DIVIDENDS ANTICIPATED. The Company has never paid any dividends on its securities and does not anticipate the payment of dividends in the foreseeable future.


ITEM 2.  PLAN OF OPERATION

      The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company or identified any particular acquisition candidate.

      Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited and no assurance can be given that any of the persons contacted or solicited will be interested in consummating a business combination. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates may pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both. Additionally, the Company's sole officer and director may receive a referral fee or other compensation from the target business with which the Company consummates a business combination.

      The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company up to a maximum of 10 hours per month, without cash compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

      Management is currently involved with soliciting target companies on behalf of blank check companies, and is involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or by lot. Other blank check companies that may be formed, however, may differ from the Company in certain matters such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other characteristics. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check
company regardless of date of formation or choice by lot.   See "ITEM 5,
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Current Blank Check Companies"

      The By-Laws of the Company provide that the Company shall indemnify officers and directors of the Company for certain costs, expenses and liabilities, which can include costs, expenses and liabilities arising under the securities laws and limits or diminishes the liability of the Company's officers and directors for certain breaches of duty to the Company. Therefore, assets of the Company could be used or attached to satisfy any costs, expenses and liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

      The Company's business plan is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of almost any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL
STATEMENTS."   This lack of diversification should be considered a
substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

      The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace to raise additional capital in order to develop or acquire new products or expand into new markets, to facilitate research and development, or for other corporate purposes. In connection with any such business combination, the Company may acquire assets, establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

      The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a corporation registered under the Exchange Act. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

      The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. Management, however, believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of any statistical data to support the perceived benefits of a merger, acquisition or other business combination for the owners of a business opportunity.

      The analysis of new business opportunities will be undertaken by, or under the supervision of, the sole officer and director of the Company, who has a business analysis background. In analyzing prospective business opportunities, although there can be no assurance that management will identify all potentially material characteristics of a business opportunity, management plans on evaluating such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or stock in trade; name identification; and other relevant factors. This discussion of certain proposed criteria is not meant to be restrictive of the Company's unlimited discretion to search for and enter into business combinations with any business or opportunity management deems appropriate.

      The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reports filed by the Company under the Exchange Act. Currently, the Company does not intend to acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction. See ITEM 1, REQUIREMENT OF FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES.

      The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

      The Company will not restrict its search to any specific kind of business or entity, but may acquire or combine with a venture which is in its preliminary or development stage, which is already in operation, or in any later stage of its business life. Currently, it is impossible to predict the character or development stage of any business with which the Company may become engaged, because almost any business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

      Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business objectives of the Company. Although there can be no assurance, outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. Notwithstanding the foregoing, management of the Company reserves the right to use shares of the Company in lieu of cash to compensate such consultants or advisors in appropriate situations.

      Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, law firms, public relations firms or other consultants to provide such services. There can be no assurance that any of these advisors will succeed in materially improving the Company's operations.

      A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination or that a liquidated damage or severance amount be paid upon termination of services of such consultant or advisor. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants might materially affect the operations of any such target company and could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

      In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, share exchange, reverse merger, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. Upon the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer control the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

      It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated term of the transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, such registration will be undertaken only after the Company, (a) has entered into an agreement for a business combination; or (b) has consummated a business combination, and (c) the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not register any additional securities. Currently, there is no secondary market for trading of the Company's securities and there can be no assurance that one will develop in the future. Notwithstanding the foregoing, issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value the Company's securities in the future if such a market develops. See Item 1, SHARES ELIGIBLE FOR FUTURE SALE.

      While the terms of a business transaction which the Company might deem acceptable cannot be predicted, it is expected that the parties to such business transaction will desire to avoid the creation of a taxable event and will therefore insist on structuring the acquisition as a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code"). While management of the Company may try to accomodate this insistence, there can be no assurance that a particular acquisition or business combination can be structured as a tax-free reorganization, which might make more difficult, if not impossible, certain other desirable business combinations.

      With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in or the assets of the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger, acquisition or other business combination. The percentage of ownership may be subject to significant dilution in the event the Company acquires a target company with substantial assets. Any merger, acquisition or business combination effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders prior to consummation of such business combination.

      The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, specify certain events of default, detail the terms of closing, identify conditions which must be satisfied by the parties prior to and after such closing, outline the manner of paying costs and expenses of the transaction, including costs associated with the Company's attorneys and accountants, and include various other terms.

      Currently, it is management's intention that the Company not acquire or merge with any entity unless management believes the entity can provide audited financial statements at or within a reasonable period after closing of the proposed transaction. The Company is subject to all of the reporting requirements imposed by the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger, acquisition or other business combination, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within the time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the current management of the Company.

      TransGlobal Financial Corporation, the principal shareholder of the Company, has agreed that it will advance to the Company reasonable additional funds, which the Company needs for operating capital and for costs and expenses in connection with searching for or consummating an acquisition or merger. Such advances will be made pursuant to customary debt instruments and security documentation, provided that TransGlobal does not anticipate repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. Although TransGlobal has reserved the right to review each request from the Company on a case by case basis, there is no minimum or maximum amount that TransGlobal Financial Corporation will advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

      The Board of Directors has passed a resolution, which contains a policy that the Company will not seek an acquisition, merger or other business combination with any entity in which the Company's officer, director, and shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest in excess of 5% of the outstanding equity or voting rights.

COMPETITION

      The Company will remain an insignificant participant among firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


ITEM 3.  DESCRIPTION OF PROPERTY

      Currently, the Company has no properties and has no agreements to acquire any properties. The Company currently uses the offices of TransGlobal Financial Corporation at no cost to the Company. TransGlobal Financial Corporation has agreed to continue this arrangement until the Company completes an acquisition, merger or other business combination.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth, as of April 28, 1999, the number of shares and percentage of all outstanding shares owned by each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

  Name and Address                          Amount of Beneficial   Percentage
  of Beneficial Owner                             Ownership         of Class
  -------------------                       --------------------   ----------
  TransGlobal Financial Corporation (1)(2)        4,250,000             85%
  1800 Century Park East
  Suite 600
  Los Angeles, CA 90067

  Mike M. Mustafoglu (2)                            750,000             15%
  1800 Century Park East
  Suite 600
  Los Angeles, CA 90067

  Mike M. Mustafoglu (2)                          5,000,000            100%
  1800 Century Park East
  Suite 600
  Los Angeles, CA 90067

  All Executive Officers and
  Directors as a Group (1 Person)                 5,000,000            100%

     1. TransGlobal Financial Corporation is an affiliate of Mike M. Mustafoglu, the person who incorporated of the Company under the laws of Delaware and prepared this registration statement. Mike M. Mustafoglu is the sole shareholder of TransGlobal Financial Corporation. TransGlobal Financial Corporation provides services for Mike M. Mustafoglu, particularly in regard to locating private companies that may wish to go public, and has agreed to act as an initial shareholder in certain companies to be formed by Mike M. Mustafoglu. Since TransGlobal Financial Corporation has fewer than 100 shareholders and is not making and does not intend to make a public offering of its securities, management believes that TransGlobal Financial Corporation is not deemed to be an investment company by virtue of an exemption provided under the Investment Company Act of 1940, as amended.

     2. Mike M. Mustafoglu owns 100% of TransGlobal Financial corporation and is considered the beneficial owner of the shares of common stock of the Company owned by TransGlobal.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The Company has one director and officer as follows:

      Name                   Age        Positions and Offices Held
      -----                  ---        ------------------------------

      Mike M. Mustafoglu      49        Director, President, Secretary

      There are no agreements or understandings for the sole officer and director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person, provided that the sole officer and director may agree to resign in connection with the consummation of a business combination with another entity.

      Set forth below is a description of the sole director and officer of the Company, all positions and offices with the Company that he has held, the period during which he has such offices, and his business experience during at least the last five years:

      Mike M. Mustafoglu received a Bachelor of Science in Electrical Engineering from Wichita State University in 1974 and a Master of Business Administration in Finance from the University of Houston in 1978. From 1974-1977, Mr. Mustafoglu was a geophysicist with Shell Oil Company. From 1977-1984, Mr. Mustafoglu was employed by Getty Oil Company of Los Angeles in various corporate and financial planning capacities. From 1984-1992, Mr. Mustafoglu served in various executive management positions for companies affiliated with a privately-held entity known as Oxbow Corporation. Oxbow group companies were engaged in venture investing, energy production, metals and coal trading, industrial production, publishing and technology. During this time, Mr. Mustafoglu was vice-president of Oxbow Resources, and President of the following companies: Oxbow Energy, Inc., Pacific Basin Transportation, Inc., Oxbow Hydrocarbons, Inc. and PetroPort Terminal Corporation. From 1991 to date, Mr. Mustafoglu has been president of TransGlobal Financial Corporation, specializing in consulting and financial planning for emerging growth companies. Mr. Mustafoglu is a past member of the Board of Directors of ECO2, Inc. (NASDAQ SmallCap (R); 1992-1995), Serv-Tech, Inc. (NASDAQ NMS; 1995-1996), Corgenix Medical Corporation (OTC
BB) in 1998 and U.S. Medical Group, Inc. (OTC BB; 1996-1999). He currently serves as the sole director and officer of Financial Depot Online, Inc. (OTC BB) and has been in that position since 1996.

PREVIOUS BLANK CHECK COMPANIES

      Previously the officers, directors or control persons of the Company have not been involved in any blank check companies.

CURRENT BLANK CHECK COMPANIES

      Mr. Mustafoglu also is the president, sole director and a beneficial shareholder of Kyrenia Acquisition Corporation and Lapitos Acquisition Corporation. Each of these companies has filed a registration statement on Form 10-SB under the Exchange Act, which as of the date of this Registration Statement has not been declared effective. The initial business purpose of each of these companies is to engage in a merger or acquisition with an unidentified company or companies and each will be classified as a blank check company until completion of a business acquisition.

      Mr. Mustafoglu anticipates being involved with additional blank check companies registering under the Securities Act or under the Exchange Act.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

      None.

CONFLICTS OF INTEREST

      The Company's officer and director has organized and expects to organize other companies of a similar nature and purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations, and the Company will compete for such opportunities with other blank check companies that the Company's sole officer and director has incorporated.

      A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain characteristics such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other matters. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation or choice by lot. Mr. Mustafoglu will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company that may result in terms providing benefits to Mr. Mustafoglu.

      Mr. Mustafoglu is the president of TransGlobal Financial Corporation, a consulting firm located in Los Angeles, CA. As such, demands may be placed on the time of Mr. Mustafoglu, which will detract from the amount of time he is able to devote to the Company. Currently, Mr. Mustafoglu intends to devote as much time to the activities of the Company as may be required to accomplish its objectives up to a maximum of ten (10) hours per week under the terms of an employment agreement entered into with the Company. Should such a conflict arise, however, there can be no assurance that Mr. Mustafoglu would not attend to other matters prior to those of the Company. Mr. Mustafoglu projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase if the analysis of, and negotiations and consummation of a business combination with, a target company are conducted.

      Mr. Mustafoglu owns 100% of TransGlobal Financial Corporation which, in turn, owns 4,250,000 shares of common stock of the Company. Mr. Mustafoglu personally owns 750,000 shares of the Company's common stock issued to him under Rule 701 promulgated under the Act. Management of the Company does not presently intend to issue any other securities, or rights to purchase securities, of the Company to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by TransGlobal Financial Corporation and the shares of Common Stock owned by Mike M. Mustafoglu will be purchased or acquired by the target company or its shareholders. The amount of Common Stock sold or retained by TransGlobal Financial Corporation or Mike M. Mustafoglu, if any, cannot be determined at this time.

      The terms of business combination may include provisions requesting that Mr. Mustafoglu remain a director or officer of the Company and/or that consulting firms owned by Mr. Mustafoglu be retained to provide services to the Company. The terms of a business combination may provide for a payment by cash or other consideration to TransGlobal Financial Corporation and/or Mr. Mustafoglu for the purchase of all or part of their common stock of the Company by a target company. Mr. Mustafoglu would directly benefit from such employment, engagement or payment. Such benefits may influence Mr. Mustafoglu's choice of a target company.

      The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who refer a target company to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates, other than advancements that may be made by TransGlobal Financial Corporation to the Company.

      The Company's officer and director, its promoter and their affiliates or associates have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

      The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect, in excess of 5% of the target company's outstanding equity or voting interests.

      Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates:

      (i)    Any lending by the Company to such persons;
      (ii) The issuance of any additional securities to such persons prior to a business combination;
      (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect, in excess of 5% of the target company's outstanding equity or voting interests; or
      (iv)   The payment of any finder's fees to such persons.

      These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions require the approval of the Board of Directors. Currently, management does not intend to propose any such action and does not anticipate that any such action will occur.

      There are no binding guidelines or procedures for resolving potential conflicts of interest between Mike M. Mustafoglu, TransGlobal Financial Corporation and the Company, or between the Company and any other blank check company Mr. Mustafoglu controls. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce this liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

      Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of the Investment Company Act would subject the Company and its operations to material adverse consequences.


ITEM 6.  EXECUTIVE COMPENSATION.

      Currently, except with respect to the shares of the Company's common stock issued to Mr. Mustafoglu under his employment agreement pursuant to Rule 701, the Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.

      The sole officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined in this Registration Statement. However, the officer and director of the Company anticipates receiving benefits as a beneficial owner of shares of the Company and may receive a finder's fee or other compensation from a target company with which the Company consummates a business combination. See "ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash or other consideration:

                                        Number of
      Name                            Total Shares     Consideration
      ----                            ------------     -------------
TransGlobal Financial Corporation      4,250,000            $425

Mike M. Mustafoglu                       750,000             $75

      The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein and is thereby no longer deemed a blank check company. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement, affirming that such shareholders shall not sell their shares of the Company's common stock except in connection with or following completion of a merger, acquisition or other business combination resulting in the Company no longer being classified as a blank check company. The shareholders have deposited their stock certificates with the Company, which currently does not intend to release the certificates except in connection with or following the completion of a merger, acquisition or business combination.


ITEM 8.  DESCRIPTION OF SECURITIES.

      The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock, par value $.0001 per share. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws of the Company, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

      Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders of the Company. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as, when and if such dividends are declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

      Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights, liquidation preferences or sinking fund provisions with respect to the Company's common stock.

PREFERRED STOCK

      The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock, $.0001 par value per share, of which no shares have been issued and are currently outstanding. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend and liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

      The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited tender offer or other unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or frustrate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could dilute or otherwise adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock, if any. The Board of Directors does not intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any Preferred Stock, although there can be no assurance that the Company will not issue any Preferred Stock in the future.

DIVIDENDS

     The payment of dividends, if any, will be made within the discretion of the Company's Board of Directors and will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to consummating a business combination, subsequent to which the payment of dividends, if any, will be made by the Board of Directors of the combined entity, in its sole discretion.

GLOSSARY

"Blank Check" Company    As defined in Section 7(b)(3) of the
                         Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

"The Company"            Girne Acquisition Corporation, the company
                         whose common stock is the subject of this registration statement.

"Exchange Act"           The Securities Exchange Act of 1934, as
                         amended.

"Penny Stock"            A Penny Stock Security, as defined in Rule 3a51-1
                         of the Exchange Act, is any equity security other than a security (i) that is a reported security
                         (ii) that is issued by an investment company (iii) that is a put or call issued by the Option
                         Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq
                         Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

"TransGlobal Financial
Corporation"             TransGlobal Financial Corporation, a private
                         company owned by management of the Company.
                         TransGlobal Financial Corporation
                         provides services for the Company, particularly in regard to locating private companies that may wish to commence reporting status under the Exchange Act, and has agreed to act as an initial shareholder in certain companies formed by Mike M. Mustafoglu.

"Securities Act"         The Securities Act of 1933, as amended.

"Small Business Issuer"  As defined in Rule 12b-2 of the Exchange
                         Act, a "Small Business Issuer" is an entity
                         (i) which has revenues of less than
                         $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.


                               PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS.

      (A) MARKET PRICE. There is no secondary trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue to function and be stable.

      The Securities and Exchange Commission has adopted Rule 15g-9 which defines a "penny stock," in the same manner as Rule 3a-51-1. Prior to any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared in accordance with requirements of the Commission relating to the penny stock market, which, in highlight form (i) sets forth the basis on which the broker or dealer made the suitability determination and certain other information related to the disclosure schedule, the suitability of the investment and the investor's rights under the Rule, and
(ii) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. The broker must also disclose to the investor the risks of investing in penny stocks in both public offerings and in secondary trading, and the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited trading market for penny stocks. The foregoing discussion is a summary only and investors should refer to the complete text of the penny stock rules, with respect to which this summary is qualified in its entirety.

      In order to qualify for listing on the Nasdaq SmallCap Market (R), a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market (R), a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

      If, after consummating a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market (R), the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers and
(2) securities admitted to quotation are offered by one or more broker-
dealers rather than the "specialist" common to stock exchanges.   The
Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

      If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market (R) or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

      (B) HOLDERS. Currently, there are two holders of the Company's Common Stock. On February 28, 1999, the Company issued 5,000,000 of its Common Shares to these shareholders for cash or other consideration valued at $.0001 per share for a total price of $500. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 506 and 701 promulgated thereunder.

      (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.


ITEM 2.  LEGAL PROCEEDINGS.

      There is no litigation pending or threatened by or against the Company.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      The Company has not changed accountants since its formation and there are no disagreements with its accountants over matters of financial disclosure.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      During the past three years, the Company has sold securities which were not registered pursuant to exemptions under the Securities Act as follows:

                                                  Number
        Date               Name                 of Shares   Consideration
        ----               ----                 ---------   -------------
   February 28, 1999   TransGlobal Financial    4,250,000       $425
                       Corporation (1)

   February 28, 1999   Mike M. Mustafoglu (2)    750,000        $75

   ----------

      1. Mr. Mustafoglu, the president and sole director of the Company, is the sole director and shareholder of TransGlobal Financial Corporation and is therefore considered to be the beneficial owner of the common stock of the Company issued to TransGlobal Financial Corporation. With respect to the sales made to TransGlobal Financial Corporation, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

      2. With respect to the sales made to Mike M. Mustafoglu, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended and Rule 701 promulgated thereunder.

      The shareholders of the Company have executed and delivered a "lock-up" letter agreement, which provides that such shareholders shall not sell the securities except in connection with or following the consummation of a merger, acquisition or other business combination. Further, each shareholder has placed its stock certificates with the Company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market that may develop, of which there can be no assurance.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                               PART F/S


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                           FINANCIAL STATEMENTS

                               JUNE 30, 1999


                      FORMING A PART OF ANNUAL REPORT
              PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934


                       GIRNE ACQUISITION CORPORATION

                       GIRNE ACQUISITION CORPORATION

                       Index to Financial Statements
   --------------------------------------------------------------------


                                                                   Page

Report of Independent Certified Public Accountants                  F-3

Financial Statements

        Balance Sheet at June 30, 1999                              F-4

        Statements of Operations for the period
        February 28, 1999 (date of inception)
        through June 30, 1999                                       F-5

        Statements of Stockholders' Equity for the period
        February 28, 1999 (date of inception)
        through June 30,1999                                        F-6

        Statements of Cash Flows for the period
        February 28, 1999 (date of inception)
        through June 30, 1999                                       F-7

        Notes to Financial Statements                        F-8 to F-9

                          STEFANOU & COMPANY, LLP
                       Certified Public Accountants

                             1360 Beverly Road
                                 Suite 305
                          McLean, VA  22101-3621
                               703-448-9200
                            703-448-3515 (fax)
                                                      Philadelphia, PA
      ----------------------------------------------------------------

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
Girne Acquisition Corporation
Los Angeles, California

        We have audited the accompanying balance sheet of Girne Acquisition Corporation, (a development stage company) as of June 30, 1999 and the related statements of operations, stockholders' equity, and cash flow for the period February 28, 1999 (date of inception) through June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based upon our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girne Acquisition Corporation (a development stage company) at June 30, 1999 and the results of its operations and its cash flow for the period February 28, 1999 (date of inception) through June 30, 1999 in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter is described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              /s/ Stefanou & Company, LLP
                                              ---------------------------
                                                  Stefanou & Company, LLP


McLean, Virginia
August 19, 1999

                       GIRNE ACQUISITION CORPORATION
                       (A Development Stage Company)
                               BALANCE SHEET
                               JUNE 30, 1999


                                  ASSETS

Current Assets:

     Cash                                                        $  500

Other Assets:

     Organization costs, less accumulated amortization of $5         78
                                                                 ------
                                                                 $  578
                                                                 ======


                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

     Advance from related party (Note B)                         $  333
                                                                 ------
                                                                    333

Stockholders' equity:

     Preferred stock, par value, $.0001 per share;
          authorized, 20,000,000 shares; none issued                  -

     Common stock, par value, $.0001 per share;
          authorized, 100,000,000 shares;
          issued 5,000,000 shares                                   500

        Deficit accumulated during development stage               (255)
                                                                 ------
                                                                    245
                                                                 ------
                                                                 $  578
                                                                 ======



              See accompanying notes to financial statements

                       GIRNE ACQUISITION CORPORATION
                       (A Development Stage Company)
                          STATEMENT OF OPERATIONS
For the period February 28, 1999 (date of inception) through June 30, 1999



Cost and expenses:

     Professional fees                                           $  250
     Amortization                                                     5
                                                                 ------
     Net loss                                                    $  255
                                                                 ======

Loss per common share (basic and assuming dilution)              $ 0.00
                                                                 ======
Weighted average common shares outstanding                       5,000,000




              See accompanying notes to financial statements

                       GIRNE ACQUISITION CORPORATION
                       (A Development Stage Company)
                     STATEMENT OF STOCKHOLDERS' EQUITY
For the period February 28, 1999 (date of inception) through June 30, 1999


                                         Additional
                      Common     Stock    Paid-in-    Accumulated
                      Shares     Amount   Capital       Deficit     Total
                     ---------   ------  ----------   -----------   -----
Issuance of common
stock for cash       5,000,000    $500        -              -      $ 500

Net loss                     -       -        -           (255)      (255)
                     ---------    ----      ---           ----      -----
Balance at
June 30, 1999        5,000,000    $500      $ -          $(255)     $ 245
                     =========    ====      ===          =====      =====


              See accompanying notes to financial statements

                       GIRNE ACQUISITION CORPORATION
                       (A Development Stage Company)
                          STATEMENT OF CASH FLOW
For the period February 28, 1999 (date of inception) through June 30, 1999


Cash flows from operating activities:
     Net loss                                                    $ (255)
     Adjustments to reconcile net loss to net cash
        provided by operating activities:
     Amortization                                                     5

 Changes in assets and liabilities:
     Advance from related party                                     333
                                                                 ------
     Net cash provided by operating activities                       83

 Cash flows from investing activities:
     Organization costs                                             (83)
                                                                 ------
     Net cash used in investing activities                          (83)

Cash flows from inverting activities:
     Issuance of common stock                                       500
                                                                 ------
     Net cash provided by financing activities                      500


Net increase in cash
Cash - beginning of period                                          500
Cash - end of period                                                  -
                                                                 ------
                                                                 $  500
                                                                 ======




              See accompanying notes to financial statements

                      GIRNE ACQUISITION CORPORATION
                      NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999

NOTE A - SUMMARY OF ACCOUNTING POLICIES

      A summary of the significant accounting policies applied in the preparation of the accompanying financial statement follows.

BUSINESS OPERATIONS

      Girne Acquisition Corporation (the "Company") was incorporated in the state of Delaware on February 28, 1999. The Company is in the development stage and its efforts have been principally devoted to raising capital. To date, the Company has generated no sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise.

INCOME TAXES

      Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Deferred and prepaid taxes will be provided for on items which are recognized in different periods for financial and tax reporting purposes.

CASH EQUIVALENTS

      For purposes of the accompanying financial statement, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

EARNINGS PER SHARE

      Earnings per common share will be based upon the weighted average number of shares outstanding.

ORGANIZATION COSTS

      Organization costs are being amortized over five years.

USE OF ESTIMATES

      The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTIES

        The Company's president and sole director is also the sole shareholder of entities which own 100% of the Company's issued and outstanding common stock. These entities have advanced $333 to the Company as of June 30, 1999.

                       GIRNE ACQUISITION CORPORATION
                       NOTES TO FINANCIAL STATEMENTS
                               JUNE 30, 1999


NOTE C - GOING CONCERN

      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the period February 28, 1999 (date of inception) through June 30, 1999, the Company incurred a loss of $245. This factor among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

      The Company's existence is dependent upon management's ability to develop profitable operations. Management is devoting substantially all of its efforts to establishing a new business, however the planned principal operations have not commenced. The accompanying statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

                                PART III


ITEM 1. INDEX TO EXHIBITS.

   EXHIBIT NUMBER                DESCRIPTION

         (3)               Articles of Incorporation and By-laws:
            3.1**              Certificate of Incorporation
            3.2**              By-Laws
         (10)              Material Contracts
            10.1**             Employment Agreement with Mike M. Mustafoglu
                                  Dated February 3, 1999
            10.2**             Lock-Up Agreement with TransGlobal Financial
                                  Corporation Dated February 22, 1999
            10.3**             Lock-Up Agreement with Mike M. Mustafoglu
                                  Dated February 22, 1999
         (23)              Consents of Experts
            23.1**             Consent of Certified Public Accountants
         (27)**            Financial Data Schedule

     --------------
** Filed Herewith

                                  SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                             GIRNE ACQUISITION CORPORATION

                             By: /s/ Mike M. Mustafoglu
                             ---------------------------------
                                 Sole Director, President

September 15, 1999